September 18, 2023

VIA EDGAR

Amy Geddes and Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direct Digital Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed April 17, 2023 File No. 001-41261

Amy Geddes and Lyn Shenk:

We are writing to respond to the comment provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated August 17, 2023 (the “Comment Letter”), relating to the Direct Digital Holdings, Inc. (“we”, “Direct Digital”, or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”).

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type, followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2022

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2022 and 2021, page 52

1. Please quantify each factor, circumstance, or event leading to each variance cited in comparative analyses. For example, in your discussion of increasing revenue, you cite the increase in your buy-side advertising revenue due to both expanded spending from your existing customer base as well as new middle market client spending, and the increase in your sell-side advertising revenue due to a continued increase in impression inventory, as well as increased publisher engagement across general market and underrepresented publisher communities without quantifying the value of any of these factors. Refer to the guidance in the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies.

Response to Comment:

The Company acknowledges the Staff’s comment and confirms that in future filings, beginning with the Company’s Form 10-Q for the quarter ending September 30, 2023, the Company will include both quantitative and qualitative discussions of each factor, circumstance, or event cited as the cause or causes of changes in financial statement line items, to the extent such factors are reasonably quantifiable. An illustrative example of our future enhanced discussion and analysis of revenue, depicted for the fiscal year ended December 31, 2022, is as follows:

Amy Geddes and Lyn Shenk
Securities and Exchange Commission
September 18, 2023

Our revenues increased from $38.1 million in 2021 to $89.4 million in 2022, an increase of $51.2 million or 134%. Buy-side advertising revenue increased $3.2 million or 12%, while sell-side advertising revenue increased $46.7 million, or 389% over fiscal year 2021. On the buy-side of the business, we served the needs of approximately 218 small and mid-sized customers during the fiscal year ended December 31, 2022 and saw an increase of approximately 9% in the average quarterly customer counts in 2022 compared to the prior year. The increase in our buy-side advertising revenue was due to both expanded spending from our existing customer base as well as new middle market client spending. The increase in our sell-side advertising revenue was primarily due to a continued increase in impression inventory, as well as increased publisher engagement across general market and underrepresented publisher communities. The Company sold approximately 1.1 billion average monthly impressions over the year ended December 31, 2022, an increase of 329% from the prior year. The Company increased its reach across the ecosystem of buyers from an average of approximately 80,000 advertisers per month in 2021 to approximately 114,000 in 2022, an increase of 43% year over year. For the year ended December 31, 2022, the Company processed approximately 111 billion average monthly impressions through its sell-side advertising segment, an increase of 57% from the prior year. We expect continued organic growth in both our buy-side and sell-side advertising segments over the next twelve months, with our sell-side advertising segment expected to report a higher percentage of our consolidated revenue.

Notes to Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 73

2. Please provide us with your analysis of principal versus agent considerations under ASC 606 for buy-side advertising and sell-side advertising separately. Refer to ASC 606-10-25-25 and ASC 606-10-55-36 through 55-40. In your response, please tell us who your customers are and what the specified goods or services are in each contract with the customer(s).

Response to Comment:

Below is our analysis and conclusions related to the accounting treatment, under ASC 606, of our role as principal versus agent for buy-side advertising and sell-side advertising. Based on our prior analysis and conclusions, we believe that our accounting treatment as reflected in our public filings is appropriate in accordance with GAAP and applicable rules and regulations.

Buy-side advertising:

Background:

We generate revenue from customers that enter into agreements with us to provide managed advertising campaigns, which include digital marketing and media services to purchase digital advertising space, data and other add-on features.

Amy Geddes and Lyn Shenk
Securities and Exchange Commission
September 18, 2023

Our customers include advertising space buyers, including small and mid-sized companies, large advertising holding companies (which may manage several agencies), independent advertising agencies and mid-market advertising service organizations. We serve a variety of customers across multiple industries including travel/tourism (including destination marketing organizations (“DMOs”)), energy, consumer packaged goods, healthcare, education, financial services (including cryptocurrency technologies) and other industries.

Digital media campaigns are initiated upon receipt of an executed Insertion Order (“IO”). The IO is our contract with the customer that specifies agreed upon marketing tactics, metric goals and campaign run rates. Consulting services are initiated upon receipt of a master services agreement (“MSA”) and statement of work (“SOW”). The MSA and SOW specify contractual obligations, service types and timeframes with services ranging from creative development of ads, management of social media accounts, strategic review of campaigns, employment of campaigns, website/CRM development and website hosting.

Analysis of principal vs agent considerations:

We offer managed advertising campaigns to our buy-side advertising customers. Under our customer contracts, we are the primary obligor in the delivery of the managed advertising campaign. If we do not perform at the level of service required by the IO or MSA/SOW, we will not be paid, but we will still be obligated to pay for any goods or services we purchase to service a customer’s managed advertising campaign. We are responsible for assisting our customers with all service requests. Our customers do not interact with any suppliers.

We have evaluated the specified goods or services and concluded that the managed advertising campaigns are the only specified good or service. Next, we considered whether we control the managed advertising campaigns before they are provided to the customer. We concluded that we control the managed advertising campaigns because we are the primary obligor. As part of this assessment, we also considered the three indicators of control in the standard and made the following determinations that support our overall control evaluation:

-	We are responsible for fulfilling the promise to the customer, and we take responsibility for the acceptability of the managed advertising campaigns.
-	We bear the financial risk of all costs incurred for the managed advertising campaign regardless of whether the campaign achieves the campaign goal and results in revenue for us.
-	Pricing is set in the IO or MSA/SOW.

Based upon this analysis, we concluded that we are a principal for the managed advertising campaigns sold through our buy-side subsidiaries, Huddled Masses, LLC and Orange142, LLC, because we are the primary obligor in the agreement with the customer.

Sell-side advertising:

Background:

We generate revenue by selling advertising inventory (digital ad units) that we purchase from publishers to advertisers through a process of monetizing ad impressions on our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP.

Amy Geddes and Lyn Shenk
Securities and Exchange Commission
September 18, 2023

Our customers include demand side platforms (“DSPs”), agencies and individual advertisers. We generally enter into Supply Path Optimization agreements directly with customers which addresses acceptable advertisements and data usage. As part of these agreements, we provide advertisers and agencies with benefits ranging from custom data and workflow integrations, product features, volume-based business terms, and visibility into campaign performance data and methodology. As a result of these direct relationships, our existing advertisers and agencies are incentivized to allocate an increasing percentage of their advertising budgets to our platform.

We strive to retain existing publishers and add new publishers. Establishing multiple header bidding integrations by leveraging our technology capabilities allows us to maximize our access to publishers’ ad formats, devices and various properties that a publisher may own. We may also up-sell additional products to publisher customers including our header bidding management, identity, and audience solutions. We enter into master service agreements with our publishers which, among other terms, set a fixed rate for content to be sold on Colossus SSP.

Our success is based on:

-	Curating advertisers and increasing access to publishers with valuable ad impressions. We monetize digital impressions by coordinating daily real-time auctions and bids. We continuously review our available inventory from existing publishers across every format (mobile, desktop, digital video, OTT, CTV, and rich media). The factors we consider when determining which impressions we process include transparency, viewability, and whether or not the impression is human sourced. By consistently applying these criteria, we believe the ad impressions we process will be valuable and marketable to advertisers.
-	Enhancing ad inventory quality. In the advertising industry, inventory quality is assessed in terms of invalid traffic (“IVT”) which can be impacted by fraud such as “fake eyeballs” generated by automated technologies set up to artificially inflate impression counts. Through our platform design and proactive IVT mitigation efforts, we address and minimize IVT on a number of fronts, including sophisticated technology, which detects and avoids IVT on the front end; direct publisher and inventory relationships, for supply path optimization; and ongoing campaign and inventory performance review, to ensure inventory quality and brand protection controls are in place.

Analysis of principal vs agent considerations:

Our Colossus SSP technology platform provides a marketplace for customers to purchase digital advertising inventory (digital ad units). We have entered into contracts with suppliers that provide us with the right to sell the digital ad units during a noncancellable period of time in exchange for a fixed rate for digital ad units sold. We can set the minimum price for the digital ad units to be sold to customers on Colossus SSP, but the final price is determined by buyers participating in the marketplace. We are contractually required to pay the publisher (supplier) a fixed rate for any digital ad units we sell to our advertisers (customers), and that rate is unaffected by the price paid by the advertisers (customers). We are responsible for assisting our advertisers (customers) with all service requests including issues with purchasing the advertising units or properly displaying their ads with the publisher (supplier). Our customers do not interact with the publishers (suppliers).

We have evaluated the specified goods or services and concluded that the digital ad units are the only specified good or service. Next, we considered whether we control the digital ad units before they are transferred to the customer. We concluded that we control the digital ad units before they are transferred because we have entered into noncancellable distribution agreements with our publishers (suppliers) that permit us to sell the digital ad units to our advertisers (customers). As part of this assessment, we also considered the three indicators of control in the standard and made the following determinations that support our overall control evaluation:

Amy Geddes and Lyn Shenk
Securities and Exchange Commission
September 18, 2023

-	We are responsible for fulfilling the promise to the customer, and we take responsibility for the acceptability of the digital ad units.
-	There is no inventory risk associated with the digital ad units, however the other factors establish control and support the principal conclusion
-	We have discretion to establish minimum prices

Based upon this analysis, we concluded that we are a principal for the digital ad units sold through our sell-side platform Colossus SSP because we control the digital ad units before they are transferred to the customer.

⁕⁕⁕

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at 832-402-1054. Thank you for your assistance in this matter.

Very truly yours,

/s/ Diana P. Diaz
Diana P. Diaz
Interim Chief Financial Officer

cc(electronic):	Mark Walker, Chairman & CEO Rakesh Gopalan, McGuireWoods LLP